

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 23, 2006

via facsimile and U.S. mail

Mr. Joseph W. Craft III
Chief Executive Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 600
Tulsa, Oklahoma 74119

> **Re: Alliance Resource Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Letter dated January 9, 2006**
> **File No. 0-26823**

Dear Mr. Craft:

　　We have reviewed your letter dated January 9, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

　　As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 10-K for the year ended December 31, 2004

1.   We have considered your response to our prior comment number 1 in our letter dated November 15, 2005. Based on the information you provided, it appears that your three operating regions, Illinois, Kentucky and Maryland, are reporting segments based on different economic characteristics, products, and production processes. Your intention to change the reports provided to your CODM, Mr. Joseph W. Craft III, effective December 31, 2005 does not negate the need to provide segment information in the fiscal 2004 Form 10-K.

We note that the reports include financial information on a mine-by-mine basis and, as such, each mine is considered an operating segment under paragraph 10 of SFAS 131. We previously requested an analysis by you to determine whether such operating segments then qualify for aggregation under paragraph 17. This is analysis was not provide by you. Based upon our analysis, the aggregation of Dotiki, Warrior and Pattiki as the Illinois region and Pontiki and MC Mining as the Kentucky region appears reasonable. Mettiki in Maryland appears to meet the quantitative thresholds in paragraph 18 of FAS 131 and does not appear to meet the aggregation criteria in order to combine with any of the other mines. However, Hopkins does not appear to meet the quantitative thresholds in paragraph 18 of FAS 131, nor does it appear to meet the aggregation criteria in order to combine with the other Illinois mines. You may provide your own analysis if you disagree with our analysis. Otherwise, please revise your disclosures to provide segment data as discussed above.

You may contact Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

Barry Stem
Senior Assistant Chief
Accountant